EXHIBIT 12

W. R. GRACE & CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)(2)
(In millions, except ratios)
(Unaudited)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Net income attributable to W. R. Grace & Co. shareholders	$11.2	$94.1	$144.2	$276.3	$256.1
Provision for (benefit from) income taxes	(200.5)	59.0	69.8	(12.4)	29.2
Equity in earnings of unconsolidated affiliate	(25.9)	(29.8)	(20.4)	(19.7)	(22.9)
Distributed income of earnings of unconsolidated affiliates	19.0	31.0	11.8	11.2	2.8
Interest expense and related financing costs, including amortization of capitalized interest, less interest capitalized	79.6	92.1	99.8	123.5	40.7
Estimated amount of rental expense deemed to represent the interest factor	7.5	8.0	7.9	8.2	7.6
Income as adjusted	$291.9	$254.4	$313.1	$387.1	$313.5
Combined fixed charges and preferred stock dividends:
Interest expense and related financing costs, including capitalized interest	$81.0	$93.2	$100.5	$124.8	$41.8
Estimated amount of rental expense deemed to represent the interest factor	7.5	8.0	7.9	8.2	7.6
Fixed charges	88.5	101.2	108.4	133.0	49.4
Combined fixed charges and preferred stock dividends	$88.5	$101.2	$108.4	$133.0	$49.4
Ratio of earnings to fixed charges	3.30	2.51	2.89	2.91	6.35
Ratio of earnings to fixed charges and preferred stock dividends	3.30	2.51	2.89	2.91	6.35
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(1)	Grace did not have preferred stock from 2013 through 2017.

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